SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            GOODRICH PETROLEUM CORP.

                                (Name of Issuer)


                          Common Stock, $.20 par value

                         (Title of Class of Securities)


                                   382410 10 8


                                 (CUSIP Number)


       David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
                                 (202) 261-3385

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 21, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |_|      (b) x
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO, PF
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   886,000
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                  0
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  886,000
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  0
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             886,000
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               |_|

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.04%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.
------   -------------------

         This Statement relates to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002.

ITEM 2.  Identity and Background.
------   -----------------------

         This statement is being filed by Josiah T. Austin (hereinafter the "Reporting Person"). Further information regarding the identity and background of the Reporting Person is as follows:

         (a)      Josiah T. Austin (hereinafter "Austin")

         (b)      El Coronado Ranch, Star Route Box 395, Pearce, Arizona 85625;

         (c)      Present principal occupation: individual investor;
         (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (f)      United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The total consideration (exclusive of brokers' commissions) for all shares of Common Stock acquired to date is $4,603,465.34. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Person were acquired as follows:

         (1) Acting in his personal capacity, Austin purchased from February 27, 2001 to March 16, 2001 a total of 12,000 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $65,176.00. The primary source of funds for these purchases was existing personal funds.

         (2) Austin is the sole managing Member of El Coronado Holdings, L.L.C. ("ECH"). Acting on behalf of ECH, Austin purchased from June 12, 2000 to May 21, 2001, a total of 854,600 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokers' commissions) of $4,427,435.34. The primary source of funds used in making these purchases of securities was existing funds of ECH.

         (3) Acting on behalf of the Christina E. Lowery Trust, in his capacity of Trustee, Austin purchased from February 21, 2001 to March 16, 2001 a total of 1700 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $9,117.00. The primary source of funds for these purchases was existing funds of the Trust.

         (4) Acting on behalf of the Matthew Austin Lowery Trust, in his capacity of Trustee, Austin purchased from February 21, 2001 to March 16, 2001 a total of 1700 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $9,117.00. The primary source of funds for these purchases was existing funds of the Trust.

         (5) Acting on behalf of the Austin-Clark Insurance Trust, Austin acquired 12,500 Shares of Common Stock in open market transactions from February 21, 2001 to May 22, 2001 for a total cost (exclusive of brokers' commissions) of $71,575.00. The primary source of funds for these purchases was existing funds of the Trust.

         (6) Acting on behalf of the Valerie A. Gordon Trust, Austin acquired a total of 3,500 Shares of Common Stock in open market transactions on February 23, 2001 and May 22, 2001 for a total cost (exclusive of brokers' commissions) of $21,045.00. The primary source of funds for these purchases was existing funds of the Trust.

         All dollar amounts are in United States dollars.

Item 4.  Purpose of Transactions.
------   -----------------------

         The acquisitions of Common Stock to which this statement relates have been made for investment. Austin will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the oil and gas industry in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) Austin is the beneficial owner of 886,000 shares of Common Stock (5.04% based on the 17,565,139 shares of Common Stock outstanding as of May 11, 2001 as reported in the Company's Quarterly Report on Form 10-Q filed on May 15,
2001) of the Common Stock (the "Acquired Stock"), in his personal capacity, as Trustee of the various aforementioned Trusts and as sole Managing Member of ECH.

         (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 886,000 shares of the Acquired Stock.

         (c) No transactions in the shares of Common Stock have been effected by the Reporting Person during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.


Reporting                    Sale/                                       No. of        Price Per
 Person                      Purchase             Date                   Shares        Share

Austin on behalf of El       Purchase             05/01/01                20,000       $6.000
Coronado Holdings              "                  05/04/01                   200       $5.960
                               "                  05/08/01                 5,100       $6.000
                               "                  05/18/01                27,000       $5.639
                               "                  05/21/01               105,000       $5.500

Austin on behalf of          Purchase             05/22/01                 3,000       $6.140
Valerie A. Gordon Trust
Austin on behalf of          Purchase             05/21/01                 5,000       $5.990
Austin-Clark Insurance         "                  05/22/01                 2,500       $6.050
Trust


         (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
------   -----------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7.  Materials Filed as Exhibits.
-------  ---------------------------

         No Exhibits.


Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 31, 2001                              /s/ Josiah T. Austin
                                                -------------------------------
                                                    Josiah T. Austin